Exhibit 99.1

Taomee Announces Shareholder Approval of Merger Agreement

SHANGHAI, April 15, 2016 /PRNewswire/ — Taomee Holdings Limited (“Taomee” or the “Company”) (NYSE: TAOM), one of the leading children’s entertainment and media companies in China, today announced that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger dated December 11, 2015 (the “Merger Agreement”), by and among the Company, Orient TM Parent Limited (“Parent”) and Orient TM Merger Limited, a wholly-owned subsidiary of Parent (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (as defined below) (the “Plan of Merger”), and the transactions contemplated thereby, including the Merger.

Immediately following the consummation of the Merger contemplated by the Merger Agreement, Parent will be beneficially owned by: (i) an affiliate of Orient Ruide Capital Management (Shanghai) Co., Ltd.; and (ii) Mr. Benson Haibing Wang, the co-founder, chief executive officer and a director of the Company, Mr. Roc Yunpeng Cheng, the co-founder, president and a director of the Company, and Mr. Jason Liqing Zeng, the chairman of the board of directors of the Company.

Approximately 72.0% of the Company’s total issued and outstanding ordinary shares voted in person or by proxy at today’s extraordinary general meeting. Of these ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 99.9% voted in favor of the proposal to authorize and approve the Merger Agreement, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), the plan of merger and the transactions contemplated thereby, including the Merger. A two-thirds majority of the voting power represented by the ordinary shares of the Company present and voting in person or by proxy at the extraordinary general meeting was required for approving the Merger.

The parties currently expect that the Merger will close as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the merger agreement. Upon completion of the Merger, the Company will become a privately held company and its American depositary shares, each representing twenty ordinary shares of the Company, will no longer be listed on the New York Stock Exchange.

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leading player in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games, and mobile applications, as well as through traditional media, including animated box office films, TV series, books, and consumer products, most notably toys and trading cards. Its online community regularly achieves top search ranking in mainland China, Hong Kong, and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html
• Visit online virtual world communities at www.61.com
• Watch animations and films at http://v.61.com/
• Download mobile games and applications at http://m.61.com/
• Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Angela Wang
Taomee Holdings Limited
+86-21-6128-0056 Ext 8651
ir@taomee.com